





ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 2, 2007

BUyS

x-markets Deutsche Bank

Buffered Underlying Securities (BUyS) linked to: The iShares MSCI EAFE® Index Fund 100% Participation, 20% Protection, 4 Years

Indicative Terms and Conditions – Feb. 2, 2007

Summary Terms of Note

Security Codes	:	▪ CUSIP: 2515A0 AU 7 ▪ ISIN: US2515A0AU79
Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa3)
Denomination	:	$1,000 per Note (min. investment $1,000)
Index Fund	:	The iShares MSCI EAFE Index Fund (Bloomberg: EFA UA <Equity>)
Initial Level	:	Official closing price of one share of the Index Fund on the Initial Valuation Date.
Final Level	:	Official closing price of one share of the Index Fund on the Final Valuation Date.
Participation	:	100.00%
Buffer Level	:	80.00% of the Initial Level (1st 20% drop is fully protected)
Payment at Maturity	:	The Note holder will receive at maturity for each Note: ● If the Final Level ≥ Initial Level: o $1,000 * ((Final Level / Initial Level) * Participation) ● If the Final Level ≥ Buffer Level, but < Initial Level: o $1,000 ● If the Final Level < Buffer Level o ($1,000 * (Final Level / Initial Level)) + $200.00
Listing	:	Unlisted – Deutsche Bank will post an indicative secondary market on Bloomberg Page: DBUS <GO>, or on the x-markets website at http://www.usxmarkets.db.com
Business Days	:	London, New York (Following Business Day Convention)
Form of Note	:	The Notes will be represented by a single registered global note, deposited with the Depository Trust Company. Settles via DTC in Notional Amount traded per firm. Global, Book Entry.
Calculation Agent	:	Deutsche Bank AG, London Branch
Governing Law	:	New York

Relevant Dates

Offering Period	:	February 7th, 2007 – February 23rd, 2007 @ 2:00pm EST
Initial Valuation Date	:	February 26th, 2007 (Set 1 Business Day after End of Offering Period due to time difference)
Initial Settlement Date	:	February 28th, 2007 (2 Business Days after the Initial Valuation Date)
Final Valuation Date	:	February 25th, 2011
Maturity / Final Settlement Date	:	March 2nd, 2011 (3 Business Days after the Final Valuation Date), (4 Years)

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 22, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 22 and this product snapshot if you so request by calling toll-free 1-800-311-4409. iShares is a registered mark of Barclays Global Investors, N.A. ("BGI"). BGI has licensed certain trademarks and trade names of BGI to Deutsche Bank AG London Branch. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.




Deutsche Bank

X-markets

Product Snapshot
Buffered Underlying Securities (BUyS)

Indicative Terms and Conditions – Feb. 2, 2007

Sample Structure:

- **Index:** The iShares MSCI EAFE® Index Fund (Ticker: EFA)
- **Maturity:** March 2, 2011 (4 years)
- **Participation:** 100% upside participation
- **Buffer Level:** 80.00% of the Initial Level (1st 20% drop is fully protected)
- **Downside Risk:** 1-for-1 downside exposure + 20.00% Protection

Positioning:

- Index Fund alternative that facilitates a moderately bullish view on the Index Fund.
- Investors will have 100% uncapped upside participation in the Index Fund.
- Investors will out-perform the Index Fund at maturity by 20.00% if the closing price of one share of the Index Fund declines below 20% of the Initial Level.

Upside Scenario:

- The Index Fund appreciates and investors receive 100% uncapped upside participation in the performance of the Index Fund.

Downside Scenario:

- If the closing price of one share of the Index Fund declines by more than 20% below the Initial Level, investors will lose 1% for every 1% decline beyond 20%. Maximum loss is equal to 80%.

Risk Considerations:

- Because the Notes are not principal protected, and the return to investors is based on the performance of the Index Fund, investors may lose up to 80% of their initial investment.
- The payment at maturity is linked to the performance of the shares of the Index Fund, which may be positive or negative.
- The notes do not pay dividends.
- Credit risk – 100% loss possible in the event of an issuer default.

Hypothetical Scenario Analysis at Maturity:

- The hypothetical scenario analysis contained herein is not reflective of the reinvestment of dividends and other earnings, advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical scenarios are neither indicators nor guarantees of future Index Fund performance. Actual results will vary, perhaps materially, from the hypothetical analysis.

